SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ______ to _______

Commission file number 1-32630

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fidelity National Financial Group 401(k) Profit Sharing Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fidelity National Financial, Inc.,
601 Riverside Ave.,
Jacksonville, FL 32204

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

EXHIBIT 23, Consent of Independent Registered Public Accounting Firm

i

Report of Independent Registered Public Accounting Firm

The Participants and the Administrative Committee of
Fidelity National Financial Group 401(k) Profit Sharing Plan
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP
Jacksonville, Florida
June 24, 2015

ii

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets:
Investments, at fair value:
Cash and cash equivalents	$413,943	$162,563
Common/collective trust funds	462,053,695	358,230,523
Corporate bond fund	115,977,254	86,199,711
Mutual funds	802,786,787	561,304,976
Employer common stock	215,498,152	175,845,263
Total investments	1,596,729,831	1,181,743,036
Receivables:
Notes receivable from participants	42,127,296	30,697,733
Due from broker for securities sold	1,869,921	1,727,252
Total receivables	43,997,217	32,424,985
Total assets	1,640,727,048	1,214,168,021
Liabilities:
Due to broker for securities purchased	2,754,015	1,681,346
Total liabilities	2,754,015	1,681,346
Net assets reflecting investments at fair value	1,637,973,033	1,212,486,675
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,207,270)	(1,652,828)
Net assets available for benefits	$1,634,765,763	$1,210,833,847

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013
Investment income:
Net appreciation in investments	$99,021,697	$193,763,509
Interest	97,561	53,649
Dividends	20,172,306	15,002,828
Investment income, net	119,291,564	208,819,986
Interest income on notes receivable from participants	1,540,017	1,276,842
Contributions, including rollover contributions:
Participant	101,823,532	74,741,906
Employer	25,648,695	16,633,904
Total contributions	127,472,227	91,375,810
	248,303,808	301,472,638
Deductions from net assets attributed to:
Benefits paid to participants	131,917,551	90,638,445
Administrative expenses	1,950,590	2,152,691
Total deductions	133,868,141	92,791,136
Net increase before transfers in of net assets from merged plans	114,435,667	208,681,502
Transfers in of net assets from merged plans	309,496,249	—
Net increase	423,931,916	208,681,502
Net assets available for benefits:
Beginning of year	1,210,833,847	1,002,152,345
End of year	$1,634,765,763	$1,210,833,847

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2014 and 2013

(1) Description of the Plan
The following description of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.
(a) General
The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. (FNF or the Company) and its Affiliated and Related Companies, who have attained age 18, have completed 90 days of service, and have elected to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Temporary, seasonal and part-time employees who have not completed at least 1,000 hours of service are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code (IRC), with a cash or deferred arrangement within the meaning of section 401(k) of the IRC. In addition, the Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan within the meaning of section 4975(e)(7) of the IRC. That portion of the Plan is designed to invest primarily in shares of FNF common stock.
(b) Administration
During 2014 and 2013, the trustee of the Plan was Wells Fargo Bank, NA (Wells Fargo). Wells Fargo also performs participant recordkeeping and other administrative duties for the Plan. The Administrative Committee of the FNF Board of Directors oversees the Plan's operations.
(c) Plan Mergers
Participant loans totaling $8,196,120 were transferred into the Plan in 2014. There were no participant loans transferred into the Plan in 2013. There were transfers of net assets, excluding participant loans, of $301,300,129 into the Plan during 2014. There were no mergers into the Plan in 2013.
(d) Contributions
During 2014 and 2013, participants could generally contribute up to 40% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution retirement plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2014 and 2013, the Plan offered fourteen common /collective trust funds, seven corporate bond funds, fourteen mutual funds, two common stock funds which invest solely in Company stock, and ten funds that are part of the AdviceTrack® investment program (see Note 2d for further discussion on the AdviceTrack® investment program) as investment options for participants. Beginning in 2012, the Plan initiated an employer match on the 401(k) plan whereby the Company will match $0.25 on each $1.00 contributed up to the first 6% of eligible earnings contributed to the Plan. Effective April 1, 2013, the Company increased the employer match from $0.25 to $0.375 on each $1.00 contributed up to the first 6% of eligible earnings contributed to the Plan. The employer match for the year ending December 31, 2014 and 2013 was $25,648,695 and $16,633,904, respectively. Prior to July 1, 2014, the employer match was automatically credited to the FNF Stock Fund, in the FNF 401(k) Plan. Beginning July 1, 2014, the employer match was allocated to participants based on their chosen asset allocation. At the option of the Company's board of directors discretionary contributions may also be made by the Company. No discretionary contributions were made by the Company during the Plan years ended December 31, 2014 and 2013. All Company contributions are participant directed. Contributions are subject to certain limitations established by the Internal Revenue Service.
(e) Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's contribution as applicable, and an allocation of plan earnings and charged with an allocation of plan losses, if any.
Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2014 and 2013

(f) Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Number of years of service	Vested Percentage
Less than 1 year	—%
1 year	34%
2 years	67%
3 years or more	100%
(g) Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates range from 4.25% to 10.25% on loans outstanding as of December 31, 2014 and 2013. Principal and interest is paid ratably through payroll deductions.
(h) Payment of Benefits
Upon retirement, termination of service, disability, or the attainment of age 59 1/2, a participant may receive all or part of the value of the participant's vested interest in his or her account as a lump-sum distribution. Upon death of a participant, the balance of the participant's vested interest in his or her account will be distributed in a lump sum to the participant's beneficiary. Certain other withdrawals are allowed by the Plan under very limited circumstances as described in the plan document.
(i) Forfeited Accounts
At December 31, 2014 and 2013, forfeited nonvested accounts totaled $1,024,333 and $373,723, respectively. Forfeitures may be allocated to current participants' accounts, or may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the plan sponsor, or reduce future Company contributions. During the year ended December 31, 2014 and 2013, $2,173,466 and $304,927, respectively, of forfeitures were used by the Plan.
(j) Administrative Expenses
Administrative expenses of the Plan that are not paid by the plan sponsor are paid by the Plan.
(2) Summary of Significant Accounting Policies
(a) Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(b) Risk and Uncertainties
The Plan provides for various investment options in common/collective trust funds, corporate bond funds, mutual funds, and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants' account balances and the amounts reported in the financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2014 and 2013

(c) Concentration of Investments
Included in the Plan's net assets available for benefits at December 31, 2014 and 2013 are investments in the Company's common stock (16,330,897 shares) amounting to $215,498,152, or approximately 13.1% of net assets, and (12,137,685 shares) amounting to $175,845,263, or approximately 14.7% of net assets, respectively.
(d) Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of mutual funds and the corporate bond fund are valued at the net asset value of shares held by the Plan at year-end. The common/collective trust fund investments are valued based on the net asset value as determined by using estimated fair value of the underlying assets held in the fund. Net asset value is used as a practical expedient for fair value. Contract value of fully benefit-responsive contracts is equal to principal balance plus accrued interest. The common stock of FNF is valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. There have been no changes in the methodologies used at December 31, 2014 and 2013.
One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N (the Stable Return Fund), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive. As a result, the Plan reports its investment in the Stable Return Fund at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statements of Net Assets Available for Benefits, the Stable Return Fund, along with the Plan's other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Certain events limit the ability of the FNF Plan to transact at contract value with the issuer. Such events include the following: (1) the FNF Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with FNF Plan for employee contributions, (3) any substantive modification of the Stable Return Fund or the administration of the Stable Return Fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the FNF Plan that could have a material adverse effect on the Stable Return Fund's cash flow, (5) any communication given to participants by the Committee or Wells Fargo that is designed to induce or influence participants to avoid investing in the Stable Return Fund or to transfer assets out of the Stable Return Fund, and (6) any transfer of assets from the Stable Return Fund directly to a competing investment option. The occurrence of any of these events which would limit the FNF Plan's ability to transact at contract value with participants is not probable.
Participants also have the option to invest in the AdviceTrack® investment program. This investment plan is managed by Wells Fargo, using a broad range of common collective trust funds and one mutual fund. As of December 31, 2014 and 2013, the Plan had $13,860,576 and $7,765,885, respectively, invested in this investment program.
(e) Notes Receivable from Participants
Notes receivable from participants are recorded at amortized cost.
(f) Payment of Benefits
Benefits are recorded when paid.
(3) Fair Value Measurements
The fair value hierarchy established by the standard on fair value measurements includes three levels which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. In accordance with the standard on fair value, the Plan's financial assets and liabilities that are recorded on the Statements of Net Assets Available for Benefits are categorized based on the inputs to the valuation techniques as follows:
Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access.
Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2014 and 2013

Level 3. Financial assets and liabilities whose values are based on model inputs that are unobservable.
The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013, respectively:

	December 31, 2014
	Level 1	Level 2	Total
Cash and cash equivalents	$413,943	$—	$413,943
Common/collective trust funds:
Wells Fargo Stable Return Fund N	—	234,093,733	234,093,733
Wells Fargo / BlackRock INTL EQ INDEX CIT N	—	28,317,026	28,317,026
Wells Fargo / BlackRock S&P 500 MC INDEX CIT N	—	56,861,981	56,861,981
Wells Fargo BlackRock S&P 500 Index CIT	—	129,832,806	129,832,806
Wells Fargo AdviceTrack® Funds	912,427	12,948,149	13,860,576
Corporate bond fund	115,977,254	—	115,977,254
Mutual funds:
Growth	352,462,130	—	352,462,130
Balanced	380,233,951	—	380,233,951
Fixed income	69,178,279	—	69,178,279
Common stocks	215,498,152	—	215,498,152
Total	$1,134,676,136	$462,053,695	$1,596,729,831

	December 31, 2013
	Level 1	Level 2	Total
Cash and cash equivalents	$162,563	$—	$162,563
Common/collective trust funds:
Wells Fargo S&P 500 Index Fund	—	208,256,386	208,256,386
Wells Fargo Stable Return Fund N4	—	19,373,988	19,373,988
Wells Fargo S&P MidCap Fund	—	38,053,127	38,053,127
Wells Fargo International Equity Fund	—	85,302,501	85,302,501
Wells Fargo AdviceTrack® Funds	521,364	7,244,521	7,765,885
Corporate bond fund	86,199,711	—	86,199,711
Mutual funds:
Growth	266,575,506	—	266,575,506
Balanced	246,714,199	—	246,714,199
Fixed income	47,493,907	—	47,493,907
Common stocks	175,845,263	—	175,845,263
Total	$823,512,513	$358,230,523	$1,181,743,036
The Plan's level 1 and level 2 fair value measures are provided by a third-party pricing service, which management believes to be reasonable. This pricing service is a leading global provider of financial market data, analytics and related services to financial institutions. See Note 2(d) for a description of the fair value measures used for each type of investment.
The estimated fair value of the collective trust funds is net asset value, exclusive of the adjustment to contract value. The collective trust funds do not have finite lives, unfunded commitments relating to these type of investments, or significant restrictions on redemptions.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2014 and 2013

(4) Investments
The following presents the Plan's investments, at fair value, as of December 31, 2014 and 2013 with individual investments that represent 5% or more of the Plan's net assets separately identified:

	2014	2013
Wells Fargo Stable Return Fund N, at fair value	$234,093,733	$208,256,386
Vanguard Wellington Fund	380,233,951	246,714,199
Fidelity National Financial, Inc. Common Stock	186,088,022	175,845,263
Wells Fargo S&P 500 Index Fund	129,832,806	85,302,501
Harbor Capital Appreciation Institutional Fund	142,387,960	117,338,688
All other investments less than 5%	524,093,359	348,285,999
Total	$1,596,729,831	$1,181,743,036
__________________________________
As stated in Note 2(d) above, the Plan is invested in four common collective trust funds all of which are managed by Wells Fargo Bank, N.A. The Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2014 and 2013 was $234,093,733 and $208,256,386, respectively. The contract value of the fund as of December 31, 2014 and 2013, which is a component of net assets available for benefits, totaled $230,886,463 and $206,603,558, respectively. During 2014 and 2013, this fund yielded approximately 1.40% and 1.36%, respectively. The primary investment strategy of the fund is to preserve the principal and maintain adequate liquidity. The S&P 500 Index Fund is an index fund with a primary investment strategy of approximating as closely as practicable the total return of the Standard and Poor's 500 Index. The S&P MidCap Fund is a collective investment fund with a primary investment strategy to approximate as closely as practicable the total return of the S&P 400 MidCap Index. The International Equity Fund is a collective investment fund with a primary investment strategy of long-term capital appreciation by investing principally in equity securities of companies based primarily in developed foreign countries and also in emerging markets. In addition to these four common collective trust funds, the Plan participants may also choose to invest in the AdviceTrack® investment program, see Note 2(d) for further discussion about AdviceTrack®.
During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, by investment type, as follows:

	2014	2013
Net appreciation (depreciation) in fair value of investments:
Common/collective trust funds	$19,872,584	$38,496,990
Corporate bond fund	2,261,535	(4,470,028)
Mutual funds	36,049,316	110,391,396
Employer common stock	38,701,083	47,120,697
Net amounts (due to) due from broker	2,137,179	(2,023,790)
Net appreciation in fair value of investments	$99,021,697	$193,763,509
Dividends on FNF common stock totaled $3,960,321 and $3,498,704 in 2014 and 2013, respectively.
(5) Nonparticipant-Directed Investments
At December 31, 2014 and 2013, the Plan held $370,782 and $162,563, respectively, in cash and cash equivalents that were nonparticipant-directed. In each case, the nonparticipant-directed amounts were allocated to plan participants subsequent to year-end.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2014 and 2013

Components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2014	2013
Beginning balance	$162,563	$154,729
Interest	31	15
Dividends	327,032	257,540
Administrative expenses	(118,844)	(249,721)
Ending balance	$370,782	$162,563

(6) Transactions with Parties-in-Interest
Certain plan investments are shares of common collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As described in Notes 2(e) and 4, Plan investments also include shares of the common stock of the Company.
(7) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions as applicable.
(8) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated June 4, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has not been amended since receiving the determination letter. The plan administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.
It is the Plan's policy to recognize the impact of uncertain tax positions in its financial statements if, upon ultimate settlement, that position is more likely than not to be sustained. No such uncertain tax positions have been recognized by the Plan. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
(9) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the 2014 Form 5500 expected to be filed and the 2013 Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$1,634,765,763	$1,210,833,847
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,207,270	1,652,828
Net assets available for benefits per the expected Form 5500	$1,637,973,033	$1,212,486,675

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2014 and 2013

The following is a reconciliation of investment income per the financial statements to the Form 5500 expected to be filed for the year ended December 31, 2014 and the Form 5500 for December 31, 2013:

	2014	2013
Total investment income per the financial statements	$119,291,564	$208,819,986
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,652,828)	(5,966,124)
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,207,270	1,652,828
Total investment income per the expected Form 5500	$120,846,006	$204,506,690

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

EIN:     16-1725106
Plan No. 001

Identity of issuer, borrower, lessor, or similar party	Description of Investment
		Shares/units	Cost	Current value
	Cash and cash equivalents:
* Wells Fargo	Wells Fargo Advantage Cash Investment Money Market	370,782	$370,782	$370,782
	Common/collective trust funds:
* Wells Fargo	Wells Fargo Stable Return Fund AT	65,042	**	819,545
* Wells Fargo	Wells Fargo Core Bond CIT	273,813	**	3,698,832
* Wells Fargo	Wells Fargo Stable Return Fund N	4,477,407	**	234,093,733
* Wells Fargo	Wells Fargo Stable Return Fund N35	1	**	1
* Wells Fargo	Wells Fargo International Bond CIT	100,998	**	948,813
* Wells Fargo	Wells Fargo Large-Cap Growth CIT	65,482	**	897,175
* Wells Fargo	Wells Fargo T. Rowe Price Institutional LCG MGD CIT	31,844	**	504,289
* Wells Fargo	Wells Fargo T. Rowe Price Institutional EQ INC MGD CIT	121,251	**	1,484,386
* Wells Fargo	Wells Fargo BlackRock International EQ Index CIT	1,743,348	**	28,317,026
* Wells Fargo	Wells Fargo BlackRock S&P MC Index CIT	1,690,731	**	56,861,981
* Wells Fargo	Wells Fargo BlackRock S&P 500 Index CIT	1,642,025	**	129,832,806
* Wells Fargo	Wells Fargo / Causeway INTL Value CIT AT	91,876	**	1,011,640
* Wells Fargo	Wells Fargo MFS Value CIT	165,630	**	2,541,247
* Wells Fargo	Wells Fargo Multi-Manager Small Cap CIT	67,696	**	1,042,221
	Corporate bond fund:
Vanguard	Vanguard Intermediate Term Bond Fund	3,765,737	**	46,043,669
PIMCO	PIMCO Global BD Unhedged Institutional	403,355	**	8,885,534
The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund	2,968,421	**	52,195,864
JP Morgan	JP Morgan High Yield Fund	289,660	**	7,101,671
PIMCO	PIMCO High Yield Institutional Fund	15,819	**	912,427
PIMCO	PIMCO Real Return Institutional Fund	21,530	**	831,526
PIMCO	PIMCO Total Return Institutional Fund	78,340	**	6,563
	Mutual funds:
Harbor Funds	Harbor Capital Appreciation Institutional Fund	2,433,150	**	142,387,960
Harbor Funds	Harbor International Institutional Fund	490,747	**	31,790,606
Baron	Baron Small Cap Fund	1,456,884	**	49,300,948
Acadian	Emerging Market Equity Fund	41,443	**	398,371

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year, continued)

December 31, 2014

Identity of issuer, borrower, lessor, or similar party	Description of Investment	Shares/units	Cost	Current value

Oppenheimer	Oppenheimer International Growth Fund Class Y	939,172	**	32,946,157
Invesco	Invesco Global RE	590,739	**	7,673,698
The Dreyfus Corporation	Dreyfus Small Cap IndexFund	1,328,178	**	38,437,478
Invesco	Invesco Van Kampen Comstock Fund	2,863,902	**	73,058,136
Prudential	Jenn Natural RE	101,436	**	4,171,044
Vanguard	Vanguard Wellington Fund	5,623,931	**	380,233,951
Lazzard	Emerging Markets Portfolio	190,168	**	3,268,989
JP Morgan	JP Morgan Midcap Value	1,006,398	**	37,387,673
Harbor	Harbor International Institutional Fund	97,909	**	1,219,465
T. Rowe Price Associates	T. Rowe Price Equity Income Fund	33,539	**	512,311
	Common stock:
* Fidelity National Financial, Inc.	Fidelity National Financial, Inc.	12,144,291	**	186,088,022
* Fidelity National Financial, Inc.	Fidelity National Financial Ventures	4,186,606	**	29,410,130

*** Participant loans	Participant loans, various maturities, interest rates 4.25% - 10.25%, balances collateralized by participant account, a total of 5,659 loans are outstanding			42,127,296
				$1,638,813,966
___________

*	Party in interest.
** Cost information has not been included because investments are participant directed.
*** The accompanying financial statements classify participant loans as notes receivable from participants

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Fidelity National Financial Group 401(k) Profit Sharing Plan

Date:	June 24, 2015	/s/ Karen Harper
Karen Harper
Trustee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Dixon Hughes Goodman LLP